Exhibit 99.1

SIERRA METALS INC.

Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2020 and 2019

(unaudited)

1 | Page

August 11, 2020

Management’s Responsibility for Financial Reporting

Management is responsible for the preparation of the unaudited condensed interim consolidated financial statements. These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

The Board of Directors of the Company is responsible for ensuring that Management fulfills its responsibilities for financial reporting. The Board of Directors carries out this responsibility through its Audit Committee, which is composed of three members. The committee meets various times during the year and at least once per year with the external auditors, with and without Management being present, to review the financial statements and to discuss audit and internal control related matters.

The Audit Committee of the Board of Directors approved the Company’s unaudited condensed interim consolidated financial statements.

“Luis Marchese”	“Ed Guimaraes”
Luis Marchese	Ed Guimaraes
Chief Executive Officer	Chief Financial Officer

2 | Page

Sierra Metals Inc.

Condensed Interim Consolidated Statements of Financial Position

As at June 30, 2020 and December 31, 2019

(In thousands of United States dollars, unaudited)

	Note	June 30,2020	December 31,2019
		$	$
ASSETS

Current assets:
Cash and cash equivalents		40,743	42,980
Trade and other receivables	4	25,735	31,892
Income tax receivable		2,511	1,471
Prepaid expenses		820	1,904
Inventories	5	20,457	26,053
		90,266	104,300

Non-current assets:
Property, plant and equipment	6	302,252	305,115
Deferred income tax		1,165	2,032
Total assets		393,683	411,447

LIABILITIES

Current liabilities:
Accounts payable and accrued liabilities	7	28,134	44,910
Income tax payable		470	1,355
Loans payable	8	6,250	-
Decommissioning liability		1,183	865
Other liabilities		4,878	7,248
		40,915	54,378

Non-current liabilities:
Loans payable	8	93,214	99,814
Deferred income tax		30,525	27,653
Decommissioning liability		17,022	16,029
Other liabilities		1,373	1,554
Total liabilities		183,049	199,428

EQUITY
Share capital	9	230,980	230,456
Accumulated deficit		(66,954)	(65,239)
Other reserves		11,104	11,566
Equity attributable to owners of the Company		175,130	176,783
Non-controlling interest	10	35,504	35,236
Total equity		210,634	212,019

Total liabilities and equity		393,683	411,447

Contingencies (notes 3, 8 and 16)

Approved on behalf of the Board and authorized for issue on August 11, 2020:

“Alberto Arias”	“Koko Yamamoto”
Alberto Arias	Koko Yamamoto
Chairman of the Board	Chairperson of the Audit Committee

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

3 | Page

Sierra Metals Inc.

Condensed Interim Consolidated Statements of Income (Loss)

For the three and six months ended June 30, 2020 and 2019

(In thousands of United States dollars, except per share amounts, unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
		2020	2019	2020	2019
	Note	$	$	$	$
Revenue	15	41,901	50,673	97,459	99,853

Cost of sales
Mining costs	11	(21,643)	(31,070)	(59,391)	(61,869)
Depletion, depreciation and amortization	11	(8,562)	(8,066)	(18,155)	(16,184)
		(30,205)	(39,136)	(77,546)	(78,053)

Gross profit from mining operations		11,696	11,537	19,913	21,800

General and administrative expenses		(4,588)	(5,491)	(10,078)	(9,396)
Selling expenses		(1,979)	(1,975)	(4,577)	(4,103)
Income from operations		5,129	4,071	5,258	8,301

Other income (loss)		501	35	817	(680)
Foreign currency exchange income (loss)		(2,049)	72	1,395	(579)
Interest expense and other finance costs		(954)	(1,118)	(2,386)	(2,293)
Income before income tax		2,627	3,060	5,084	4,749

Income tax (expense) recovery:
Current tax expense		(2,082)	(3,424)	(4,093)	(6,385)
Deferred tax (expense) recovery		(244)	1,089	(2,438)	1,805
		(2,326)	(2,335)	(6,531)	(4,580)

Net income (loss)		301	725	(1,447)	169

Net income (loss) attributable to:
Shareholders of the Company		154	(158)	(1,715)	(1,882)
Non-controlling interests		147	883	268	2,051
		301	725	(1,447)	169

Weighted average shares outstanding (000s)
Basic		162,811	163,474	162,463	163,493
Diluted		164,220	163,474	162,463	163,493

Basic earnings (loss) per share		0.00	(0.00)	(0.01)	(0.01)
Diluted earnings (loss) per share		0.00	(0.00)	(0.01)	(0.01)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

4 | Page

Sierra Metals Inc.

Condensed Interim Consolidated Statements of Comprehensive Income (Loss)

For the three and six months ended June 30, 2020 and 2019

(In thousands of United States dollars, unaudited)

	Three Months Ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	$	$	$	$
Net income (loss)	301	725	(1,447)	169

Other comprehensive income (loss)
Items that may be subsequently classified to net income (loss):
Currency translation adjustments on foreign operations	532	47	(204)	400
Total comprehensive income (loss)	833	772	(1,651)	569

Total comprehensive income (loss) attributable to shareholders	686	(111)	(1,919)	(1,482)
Non-controlling interests	147	883	268	2,051
Total comprehensive income (loss) attributable to shareholders	833	772	(1,651)	569

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

5 | Page

Sierra Metals Inc.

Condensed Interim Consolidated Statements of Changes in Equity

For the six months ended June 30, 2020 and 2019

(In thousands of United States dollars, unaudited)

	Common Shares		Other	Retained earnings	Total attributable	Non-controlling	Total
	Shares	Amounts	reserves	(accumulated deficit)	to shareholders	Interest	shareholders' equity
		$	$	$	$	$	$
Balance at January 1, 2020	162,115,380	230,456	11,566	(65,239)	176,783	35,236	212,019
Exercise of RSUs	695,174	524	(524)	-	-	-	-
Share-based compensation expense	-	-	266	-	266	-	266
Total comprehensive income (loss)	-	-	(204)	(1,715)	(1,919)	268	(1,651)
Balance at June 30, 2020	162,810,554	230,980	11,104	(66,954)	175,130	35,504	210,634

	Common Shares		Other	Retained earnings	Total attributable	Non-controlling	Total
	Shares	Amounts	reserves	(accumulated deficit)	to shareholders	Interest	shareholders' equity
		$	$	$	$	$	$
Balance at January 1, 2019	163,427,336	231,792	10,870	(69,307)	173,355	30,250	203,605
Exercise of RSUs	700,698	1,145	(1,145)	-	-	-	-
Share-based compensation expense	-	-	683	-	683	-	683
Shares repurchased and cancelled (note 9)	(1,056,892)	(1,296)	-	(267)	(1,563)	-	(1,563)
Total comprehensive income (loss)	-	-	400	(1,882)	(1,482)	2,051	569
Balance at June 30, 2019	163,071,142	231,641	10,808	(71,456)	170,993	32,301	203,294

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

6 | Page

Sierra Metals Inc.

Condensed Interim Consolidated Statements of Cash Flows

For the three and six months ended June 30, 2020 and 2019
(In thousands of United States dollars, unaudited)

		Three Months Ended June 30,		Six months ended June 30,
	Note	2020	2019	2020	2019
		$	$	$	$
Cash flows from operating activities
Net income from operations		301	725	(1,447)	169
Adjustments for:
Items not affecting cash:
Depletion, depreciation and amortization		8,597	8,184	18,299	16,314
Share-based compensation		(107)	281	266	683
Loss on disposals and write-offs		751	458	953	458
Interest expense and other finance costs		954	1,118	2,386	2,293
Net realizable value adjustment to inventory		-	-	1,216	-
Current income tax expense		2,082	3,424	4,093	6,385
Deferred tax expense (recovery)		244	(1,089)	2,438	(1,805)
Unrealized foreign currency exchange (gain) loss		362	(328)	690	80
Operating cash flows before movements in working capital		13,184	12,773	28,894	24,577
Net changes in non-cash working capital items	14	(4,612)	(3,686)	(8,379)	(4,902)
Decomissioning liabilities settled		(205)	(372)	(243)	(421)
Income tax paid		(217)	(3,477)	(5,592)	(12,373)
Cash generated from operating activities		8,150	5,238	14,680	6,881

Cash used in investing activities
Capital expenditures		(3,226)	(16,717)	(14,461)	(28,060)
Cash used in investing activities		(3,226)	(16,717)	(14,461)	(28,060)

Cash from (used in) financing activities
Proceeds from issuance of loans, net of transaction costs	8	-	78,571	-	99,233
Repayment of loans and credit facilities	8	-	(48,000)	-	(56,193)
Loans interest paid	8	(1,049)	(1,428)	(2,322)	(1,937)
Cash paid to repurchase shares	9	-	(1,463)	-	(1,563)
Cash from (used in) financing activities		(1,049)	27,680	(2,322)	39,540

Effect of foreign exchange rate changes on cash and cash equivalents		(47)	108	(134)	53

Increase (decreases) in cash and cash equivalents		3,828	16,309	(2,237)	18,414
Cash and cash equivalents, beginning of period		36,915	23,937	42,980	21,832
Cash and cash equivalents, end of period		40,743	40,246	40,743	40,246

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

7 | Page

Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2020 and 2019
(In thousands of United States dollars, unless otherwise stated, unaudited)

1	Description of business and nature of operations

Sierra Metals Inc. (“Sierra Metals” or the “Company”) was incorporated under the Canada Business Corporations Act on April 11, 1996, and is a Canadian and Peruvian listed mining company focused on the production, exploration and development of precious and base metals in Peru and Mexico. The Company’s key priorities are to generate strong cash flows and to maximize shareholder value.

The Company’s shares are listed on the TSX, NYSE American Exchange, and the Bolsa de Valores de Lima (“BVL”) and its registered office is 161 Bay Street, Suite 4260, Toronto, Ontario, M5J 2S1, Canada.

The Company owns an 81.84% interest in the polymetallic Yauricocha Mine in Peru and a 100% interest in the Bolivar and Cusi Mines in Mexico. In addition to its producing mines, the Company also owns various exploration projects in Mexico and Peru.

2	Significant accounting policies

The significant accounting policies used in the preparation of these condensed interim consolidated financial statements are as follows:

(a)	Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2019. The Company’s significant accounting policies were presented in note 2 to the consolidated financial statements for the year ended December 31, 2019, and have been consistently applied in the preparation of these condensed interim consolidated financial statements, except as otherwise noted in Note 3. These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on August 11, 2020.

(b)	Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries, which are entities controlled by the Company. Control exists when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date that control commences until the date that control ceases.

Non-controlling interests represent equity interests in subsidiaries owned by outside parties. Changes in the parent company’s ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

8 | Page

Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2020 and 2019
(In thousands of United States dollars, unless otherwise stated, unaudited)

2	Significant accounting policies (continued)

The principal subsidiaries of the Company and their geographical locations as at June 30, 2020 are as follows:

Name of the subsidiary	Ownership interest	Location
Dia Bras EXMIN Resources Inc.	100%	Canada
Sociedad Minera Corona, S. A. (“Corona”) [1]	81.84%	Perú
Dia Bras Peru, S. A. C. (“Dia Bras Peru”) [1]	100%	Perú
Dia Bras Mexicana, S. A. de C. V. (“Dia Bras Mexicana”)	100%	México
Servicios de Minería de la Sierra, S. A. de C. V.	100%	México
Bolívar Administradores, S. A. de C. V.	100%	México
EXMIN, S. A. de C. V.	100%	México
Servicios de Produccion Y Extraccion de Chihuahua, S.A. de C.V	100%	México
Asesores Administrativos Y de Recursos Humanos, S.A. de C.V	100%	México

1The Company, through its wholly owned subsidiary Dia Bras Peru, holds an 81.84% interest in Corona, which represents 92.33% of the voting shares. The Company consolidates Corona's financial results and records a non-controlling interest for the 18.16% that it does not own.

3	COVID-19 estimation uncertainty

In preparing the Company’s consolidated financial statements, the management makes judgments in applying its accounting policies. The areas of policy judgment are consistent with those reported in the Company’s 2019 annual consolidated financial statements. In addition, the Company makes assumptions about the future in deriving estimates used in preparing our consolidated financial statements. As disclosed in the 2019 annual consolidated financial statements, sources of estimation uncertainty include estimates used to determine the recoverable amounts of long-lived assets, recoverable reserves and resources, the provision for income taxes and the related deferred tax assets and liabilities and the valuation of other assets and liabilities including decommissioning and restoration provisions.

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The current and expected impacts on global commerce are anticipated to be far-reaching. To date there have been significant stock market declines and volatility, significant volatility in commodity and foreign exchange markets, restrictions on the conduct of business in many jurisdictions and the global movement of people and some goods has become restricted. There is significant ongoing uncertainty surrounding COVID-19 and the extent and duration of the impacts that it may have on demand and prices for the commodities the Company produces, on the Company’s suppliers, on its employees and on global financial markets.

On March 17, 2020, the Peruvian government announced a state of emergency to contain the advancement of COVID-19, as a result of which the Yauricocha mine operated at reduced capacity, maintaining an essential crew at site. The mine started ramping up its operations in June after the inclusion of mining and related activities in phase 2 of the government’s economic recovery plan. Similarly, on March 31, 2020, the Mexican Federal Government also announced suspension of all non-essential services, causing the Company to slow down its mining operations at Bolivar and placing Cusi in under care and maintenance. In June, the Company resumed normal operations at Bolivar as the Government deemed mining to be an essential service effective June 1, 2020.

Cusi remained under care and maintenance throughout the quarter due to its proximity to urban communities. On July 28, 2020, the Company announced reopening of the Cusi Mine.

9 | Page

Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2020 and 2019
(In thousands of United States dollars, unless otherwise stated, unaudited)

4	Trade and other receivables

	June 30,	December 31,
	2020	2019
	$	$
Trade receivables	16,874	20,549
Sales tax receivables	8,861	11,272
Other receivables	-	71
	25,735	31,892

5	Inventories

	June 30,	December 31,
	2020	2019
	$	$
Stockpiles	1,224	4,096
Concentrates	1,997	4,376
Supplies and spare parts	17,236	17,581
	20,457	26,053

Cost of sales are comprised of production costs of sales and depletion, depreciation and amortization, and represent the cost of inventories recognized as an expense for the three and six-month periods ended June 30, 2020 and 2019 of $30,205 and $77,546 (2019 - $39,136 & $78,053), respectively. During the three and six months ended June 30, 2020, the Company wrote down stockpile and concentrate inventory to its net realizable value, recording a charge $nil & $1,216 (2019 - $nil & $nil), respectively.

6	Property, plant and equipment

Cost	Plant and equipment	Mining properties	Assets under construction	Exploration and evaluation expenditure	Total $
Balance as of January 1, 2019	239,921	436,810	47,482	64,524	788,737

Additions	14,455	6,249	26,046	8,751	55,501
Change in estimate of decomissioning liability	3,713	-	-	-	3,713
Disposals	(11,768)	-	(28)	-	(11,796)
Transfers	23,348	4,016	(23,348)	(4,016)	-
Balance as of December 31, 2019	269,669	447,075	50,152	69,259	836,155

Additions	1,896	2,551	3,919	6,094	14,460
Change in estimate of decomissioning liability	1,485	-	-	-	1,485
Disposals	(1,414)	-	(9)	(915)	(2,338)
Transfers	14,107	-	(14,107)	-	-
Balance as of June 30, 2020	285,743	449,626	39,955	74,438	849,762

10 | Page

Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2020 and 2019
(In thousands of United States dollars, unless otherwise stated, unaudited)

6	Property, plant and equipment (continued)

Accumulated depreciation	Plant and equipment	Mining properties	Assets under construction	Exploration and evaluation expenditure	Total $
Balance as of January 1, 2019	156,223	335,960	-	13,041	505,224

Depletion, depreciation and amortization	21,447	15,093	-	-	36,540
Disposals	(10,724)	-	-	-	(10,724)
Balance as of December 31, 2019	166,946	351,053	-	13,041	531,040

Depletion, depreciation and amortization	9,807	8,049	-	-	17,856
Disposals	(1,386)	-	-	-	(1,386)
Balance as of June 30, 2020	175,367	359,102	-	13,041	547,510

Net Book Value - June 30, 2020	110,376	90,524	39,955	61,397	302,252
Net Book Value - December 31, 2019	102,723	96,022	50,152	56,218	305,115
Net Book Value - December 31, 2018	83,698	100,850	47,482	51,483	283,513

7	Accounts payable and accrued liabilities

	June 30,	December 31,
	2020	2019
	$	$
Trade payables	14,717	30,422
Other payables and accrued liabilities	13,417	14,488
	28,134	44,910

All accounts payable and accrued liabilities are expected to be settled within 12 months

8	Loans payable

Senior Secured Corporate Credit Facility with Banco de Crédito del Perú (“BCP”)

On March 11, 2019, the Company entered into a new six-year senior secured corporate credit facility (“Corporate Facility”) with BCP that provides funding of up to $100 million effective March 8, 2019. The Corporate Facility provided the Company with additional liquidity and the financial flexibility to fund future capital projects in Mexico as well as corporate working capital requirements. The Company also used the proceeds of the new facility to repay existing debt balances. The most significant terms of the agreement were:

•	Term: 6-year term maturing March 2025

•	Principal Repayment Grace Period: 2 years

•	Principal Repayment Period: 4 years

•	Interest Rate: 3.15% + LIBOR 3M

The Corporate Facility is subject to customary covenants, including consolidated net leverage and interest coverage ratios and customary events of default. The Company is in compliance with all covenants as at June 30, 2020.

11 | Page

Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2020 and 2019
(In thousands of United States dollars, unless otherwise stated, unaudited)

8	Loans payable (continued)

On March 11, 2019 DBP drew down $21.4 million from this facility. On May 8, 2019 DBP drew down another $48.6 million from this facility, and on June 29, 2019, DBP drew down the remaining $30 million available from this facility. Interest is payable quarterly and interest payments began on the drawn and undrawn portions of the facility starting in June 2019. During the six months ended June 30, 2020, DBP made interest payments of $2,322 (2019 - $1,069).

Principal payments on the amount drawn from the facility will begin in March 2021. The Company repaid the amount owed on the Corona Acquisition Loan on May 11, 2019 using funds drawn from the new facility. The loan is recorded at amortized cost and is being accreted to face value over 6 years using an effective interest rate of 4.15%.

9	Share capital and share-based payments

(a)	Authorized capital

The Company has an unlimited amount of authorized common shares with no par value.

(b)	Restricted share units (“RSUs”)

The changes in RSU’s issued during the six months ended June 30, 2020 and the year ended December 31, 2019 was as follows:

	June 30,	December 31,
	2020	2019
Outstanding, beginning of period	1,630,423	1,380,085
Granted	898,857	1,356,418
Exercised	(695,175)	(700,698)
Forfeited	(425,047)	(405,382)
Outstanding, end of period	1,409,058	1,630,423

On June 14, 2017, the Company’s shareholders approved the RSU plan, whereby RSUs may be granted to directors, officers, consultants or employees at the discretion of the Board of Directors. The RSU plan provides for the issuance of common shares from treasury upon the exercise of vested RSUs at no additional consideration. There is no cash settlement related to the vesting of RSU’s as they are all settled with equity. The current maximum number of common shares authorized for issue under the RSU plan is 5% of the number of issued and outstanding common shares of the Company at the time of grant. The RSUs have vesting conditions determined by the Board of Directors, and the vesting conditions are non-market conditions and are not performance based.

During the six months ended June 30, 2020, the Company granted RSU’s totaling 898,857 which had a fair value of C$1.11 based on the closing share price at grant date. RSUs exercised during the six months ended June 30, 2020 had a weighted average fair value of C$2.60 (2019 – C$2.17) and the RSUs forfeited had a weighted average fair value of C$1.88 (2019 – C$2.33. As at June 30, 2020, the weighted average fair value of the RSUs outstanding is C$1.57 (2019 – C$2.42).

12 | Page

Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2020 and 2019
(In thousands of United States dollars, unless otherwise stated, unaudited)

10	Non-controlling interest

Set out below is the summarized financial information of our subsidiary Corona which has a material non-controlling interest (note 2(b)). The information below is before intercompany eliminations.

Summarized balance sheet

	June 30,	December 31,
	2020	2019
	$	$
Current
Assets	84,196	90,438
Liabilities	(17,668)	(27,863)
Total current net assets	66,528	62,575

Non-current
Assets	172,594	171,884
Liabilities	(43,396)	(39,915)
Total non-current net assets	129,198	131,969
Net assets	195,726	194,544

Summarized income statement

	For the three months ended June 30,		For the six months ended June 30,
	2020	2019	2020	2019
	$	$	$	$
Revenue	23,405	33,987	57,123	69,325
Income before income tax	3,181	7,146	7,872	15,782
Income tax expense	(2,381)	(2,285)	(6,404)	(4,487)
Total income	800	4,861	1,468	11,295
Total income attributable to non-controlling interests	146	883	267	2,051

Summarized cash flows

	For the three months ended June 30,		For the six months ended June 30,
	2020	2019	2020	2019
	$	$	$	$
Cash flows from operating activities
Cash generated from operating activities	7,263	11,968	17,319	25,104
Net changes in non cash working capital items	(1,750)	(624)	(2,964)	(2,262)
Decomissioning liabilities settled	(204)	(372)	(243)	(421)
Income taxes paid	(218)	(3,477)	(5,328)	(12,373)
Net cash generated from operating activities	5,091	7,495	8,784	10,048
Net cash used in investing activities	(1,824)	(5,254)	(9,667)	(9,775)
Net cash used in financing activities	(695)	9,601	(1,030)	6,911
Effect of foreign exchange rate changes on cash and cash equivalents	(17)	11	(41)	28
Increase (decrease) in cash and cash equivalents	2,555	11,853	(1,954)	7,212
Cash and cash equivalents, beginning of period	30,495	13,257	35,004	17,898
Cash and cash equivalents, end of period	33,050	25,110	33,050	25,110

11	Expenses by nature

Mining costs include mine production costs, milling and transport costs, royalty expenses, site administration costs but not the primary mine development costs which are capitalized and depreciated over the specific useful life or reserves related to that development and ore included in depreciation and amortization. The mining costs for the three and six months ended June 30, 2020 and 2019 relate to the Yauricocha, Bolivar and Cusi Mines.

13 | Page

Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2020 and 2019
(In thousands of United States dollars, unless otherwise stated, unaudited)

11	Expenses by nature (continued)

Mining costs

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	$	$	$	$
Employee compensation and benefits	6,067	7,179	12,490	13,331
Third party and contractors costs	6,252	13,157	24,021	26,422
Depreciation	8,562	8,066	18,155	16,184
Costs associated with illegal strike action	-	1,267	-	1,267
Consumables	3,771	9,185	14,708	18,429
Changes in inventory and other costs	5,553	282	8,172	2,420
	30,205	39,136	77,546	78,053

12	Segment reporting

The Company primarily manages its business on the basis of the geographical location of its operating mines. The Company’s operating segments are based on the reports reviewed by the senior management group that are used to make strategic decisions. The Chief Executive Officer considers the business from a geographic perspective considering the performance of the Company’s business units. The corporate division only earns income that is considered to be incidental to the activities of the Company and thus it does not meet the definition of an operating segment; as such it has been included within “other reconciling items.”

The reporting segments identified are the following:

•	Peru – Yauricocha Mine

•	Mexico – Bolivar and Cusi Mines

The following is a summary of the reported amounts of net income (loss) and the carrying amounts of assets and liabilities by operating segment:

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Six months ended June 30, 2020	$	$	$	$	$
Revenue (1)	57,123	35,346	4,990	-	97,459

Production cost of sales	(34,156)	(17,702)	(7,533)	-	(59,391)
Depletion of mineral property	(3,745)	(1,676)	(708)	-	(6,129)
Depreciation and amortization of property, plant and equipment	(5,438)	(4,756)	(1,832)	-	(12,026)
Cost of sales	(43,339)	(24,134)	(10,073)	-	(77,546)

Gross profit (loss) from mining operations	13,784	11,212	(5,083)	-	19,913

Income (loss) from operations	7,036	6,203	(5,765)	(2,216)	5,258
Interest expense and other finance costs	(1,663)	(42)	(6)	(675)	(2,386)
Other income (expense)	(598)	1,286	142	(13)	817
Foreign currency exchange gain (loss)	36	750	83	526	1,395
Income (loss) before income tax	4,811	8,197	(5,546)	(2,378)	5,084

Income tax expense	(6,404)	(114)	(13)	-	(6,531)

Net income (loss) from operations	(1,593)	8,083	(5,559)	(2,378)	(1,447)

	Peru	Mexico	Canada	Total
June 30, 2020	$	$	$	$
Total assets	234,157	154,405	5,121	393,683
Non-current assets	172,995	130,354	68	303,417
Total liabilities	130,384	21,824	30,841	183,049
(1) Includes provisional pricing adjustments of: $(749) for Yauricocha, $861 for Bolivar, and $80 for Cusi.

14 | Page

Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2020 and 2019
(In thousands of United States dollars, unless otherwise stated, unaudited)

12	Segment reporting (continued)

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Three months ended June 30, 2020	$	$	$	$	$
Revenue (1)	23,405	16,786	1,710	-	41,901

Production cost of sales	(12,462)	(7,822)	(1,359)	-	(21,643)
Depletion of mineral property	203	(645)	31	-	(411)
Depreciation and amortization of property, plant and equipment	(4,191)	(2,789)	(1,171)	-	(8,151)
Cost of sales	(16,450)	(11,256)	(2,499)	-	(30,205)

Gross profit (loss) from mining operations	6,955	5,530	(789)	-	11,696

Income (loss) from operations	3,407	3,222	(747)	(753)	5,129
Interest expense and other finance costs	(628)	(37)	-	(289)	(954)
Other income (expense)	(588)	1,129	109	(149)	501
Foreign currency exchange gain (loss)	(25)	(1,622)	(403)	1	(2,049)
Income (loss) before income tax	2,166	2,692	(1,041)	(1,190)	2,627

Income tax expense	(2,260)	(63)	(3)	-	(2,326)

Net income (loss) from operations	(94)	2,629	(1,044)	(1,190)	301
(1) Includes provisional pricing adjustments of: $(876) for Yauricocha, $1,144 for Bolivar, and $(81) for Cusi.

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Six months ended June 30, 2019	$	$	$	$	$
Revenue (1)	69,325	26,038	4,490	-	99,853

Production cost of sales	(37,457)	(19,994)	(4,389)	-	(61,840)
Depletion of mineral property	(6,552)	(1,715)	(377)	-	(8,644)
Depreciation and amortization of property, plant and equipment	(2,436)	(4,209)	(924)	-	(7,569)
Cost of sales	(46,445)	(25,918)	(5,690)	-	(78,053)

Gross profit (loss) from mining operations	22,880	120	(1,200)	-	21,800

Income (loss) from operations	15,141	(2,331)	(1,592)	(2,917)	8,301
Interest expense and other finance costs	(1,889)	-	(404)	-	(2,293)
Other income (expense)	802	(1,043)	(171)	(268)	(680)
Foreign currency exchange gain (loss)	(559)	235	42	(297)	(579)
Income (loss) before income tax	13,495	(3,139)	(2,125)	(3,482)	4,749

Income tax expense	(4,487)	(78)	(15)	-	(4,580)

Net income (loss) from operations	9,008	(3,217)	(2,140)	(3,482)	169

	Peru	Mexico		Canada	Total
June 30, 2019	$	$		$	$
Total assets	233,055	162,049		1,831	396,935
Non-current assets	164,042	132,132		110	296,284
Total liabilities	160,593	32,125		923	193,641
(1) Includes provisional pricing adjustments of: $676 for Yauricocha, $(129) for Bolivar, and $(33) for Cusi.

15 | Page

Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2020 and 2019
(In thousands of United States dollars, unless otherwise stated, unaudited)

12	Segment reporting (continued)

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Three months ended June 30, 2019	$	$	$	$	$
Revenue (1)	33,987	14,215	2,471	-	50,673

Production cost of sales	(18,588)	(10,211)	(2,242)	-	(31,041)
Depletion of mineral property	(3,346)	(702)	(155)	-	(4,203)
Depreciation and amortization of property, plant and equipment	(1,285)	(2,138)	(469)	-	(3,892)
Cost of sales	(23,219)	(13,051)	(2,866)	-	(39,136)

Gross profit (loss) from mining operations	10,768	1,164	(395)	-	11,537

Income (loss) from operations	5,993	4	(559)	(1,367)	4,071
Interest expense and other finance costs	(965)	-	(153)	-	(1,118)
Other income (expense)	764	(615)	(96)	(18)	35
Foreign currency exchange loss	(18)	150	27	(87)	72
Income (loss) before income tax	5,774	(461)	(781)	(1,472)	3,060

Income tax expense	(2,285)	(42)	(8)	-	(2,335)

Net income (loss) from operations	3,489	(503)	(789)	(1,472)	725
(1) Includes provisional pricing adjustments of: $275 for Yauricocha, $(87) for Bolivar, and $(17) for Cusi.

For the six months ended June 30, 2020, 59% of the revenues ($57,123) were from six customers based in Peru and the remaining 41% of the revenues ($40,336) were from one customer based in Mexico. In Peru, two major customers accounted for 44% and 35% of the revenues.

For the six months ended June 30, 2019, 69% of the revenues ($69,325) were from two customers based in Peru and the remaining 31% of the revenues ($30,528) were from two customers based in Mexico. In Peru, the two customers accounted for 74% and 26% of the revenues. In Mexico, the two customers accounted for 85% and 15% of the revenues.

As at June 30, 2020, the trade receivable balance of $16,874 includes amounts outstanding of $14,278 from the two major customers in Peru and $2,596 from the customer in Mexico.

13	Financial instruments and financial risk management

The Company’s financial instruments include cash and cash equivalents, trade receivables, financial assets, accounts payable and loans payable.

(a)	Fair value of financial instruments

As at June 30, 2020 and December 31, 2019, the fair value of the financial instruments approximates their carrying value.

(b)	Fair value hierarchy

Financial instruments carried at fair value are categorized based on a three-level valuation hierarchy that reflects the significance of inputs used in making the fair value measurements as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

The Company’s metal concentrate sales are subject to provisional pricing with the selling prices adjusted at the end of the quotational period. The Company’s trade receivables are marked-to-market at each reporting period based on quoted forward prices for which there exists an active commodity market.

16 | Page

Sierra Metals Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2020 and 2019 (In thousands of United States dollars, unless otherwise stated, unaudited)

13	Financial instruments and financial risk management (continued)

Level 3 – inputs for the asset or liability that are not based on observable market data.

At June 30, 2020 and December 31, 2019, the levels in the fair value hierarchy into which the Company’s financial assets are measured and recognized on the Consolidated Statement of Financial Position are categorized as follows:

	June 30, 2020				December 31, 2019
Recurring measurements	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	$	$	$	$	$	$	$	$
Trade receivables (1)	-	16,874	-	16,874	-	20,549	-	20,549
	-	16,874	-	16,874	-	20,549	-	20,549

(1) Trade receivables exclude sales and income tax receivables.

There were no financial liabilities measured at fair value. There were no transfers between Level 1, Level 2, and Level 3 during the six months ended June 30, 2020 and 2019.

14	Supplemental cash flow information

Changes in working capital

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	$	$	$	$
Trade and other receivables	(1,278)	(10,619)	6,157	(6,639)
Financial and other assets	779	(188)	996	(372)
Income tax receivable	(377)	(36)	(377)	-
Inventories	3,849	(1,254)	4,025	(1,652)
Accounts payable and accrued liabilities	(6,750)	7,464	(16,746)	6,896
Income tax payable	40	(266)	-	(440)
Other liabilities	(875)	1,213	(2,434)	(2,695)
	(4,612)	(3,686)	(8,379)	(4,902)

15	Revenues from mining operations

The Company has recognized the following amounts related to revenue in the consolidated statements of income:

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
			$
Revenues from contracts with customers	41,714	50,502	97,267	99,339
Provisional pricing adjustments on concentrate sales	187	171	192	514
Total revenues	41,901	50,673	97,459	99,853

The following table sets out the disaggregation of revenue by metals and form of sale:

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
	$		$
Revenues from contracts with customers:
Silver	8,275	10,882	19,328	18,951
Copper	17,673	20,008	40,087	38,598
Lead	4,356	5,665	9,959	11,459
Zinc	7,025	13,325	18,342	27,837
Gold	4,385	622	9,551	2,494
Total revenues from contracts with customers	41,714	50,502	97,267	99,339

17 | Page

Sierra Metals Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2020 and 2019 (In thousands of United States dollars, unless otherwise stated, unaudited)

16	Contingencies

The Company and its subsidiaries have been named as defendants in certain actions incurred in the normal course of business. In all cases the Company and its subsidiaries will continue to vigorously defend the actions and an accrual has been made in the consolidated financial statements for matters that are probable and can be reasonably estimated.

Contingencies associated with our Mexican subsidiaries include a personal action filed in Mexico against Dia Bras Mexicana in 2009 by an individual, Ambrosio Bencomo Muñoz as administrator of the intestate succession of Ambrosio Bencomo Casavantes y Jesus Jose Bencomo Muñoz, claiming the annulment and revocation of the purchase agreement of two mining concessions, Bolívar III and IV between Minera Senda de Plata S.A. de C.V. and Ambrosio Bencomo Casavantes, and with this, the nullity of purchase agreement between Dia Bras Mexicana and Minera Senda de Plata S.A. de C.V. In June 2011, the Sixth Civil Court of Chihuahua, Mexico, ruled that the claim was unfounded and dismissed the case. The plaintiff appealed to the State Court. Carlos Emilio Seijas Bencomo, the new administrator of the intestate succession, has filed the lawsuit in the Federal Court, where it is pending final resolution. The Company will continue to vigorously defend this action and is confident that the claim is of no merit.

18 | Page